

Message   **View in Recruiter**   More...

 **Cloudastructure, Inc.**

 **UC Berkeley**

Rick Bentley · 3rd

CEO at Cloudastructure Inc.

San Francisco, California · 500+ connections · **Contact info**

About

Republic did a nice piece on me: https://republic.co/blog/rick-bentley-cloudastructure

Founded Televoke Inc, in 1998, raised several rounds of venture capital, including an oversubscribed up-round the summer after the .com crash. Merged Jan 2003 with Telcontar Inc., merged entity renamed deCarta Inc. Bought by Uber March 2015.

Founded Connexed Technologies Inc. in 2003, merged with Reach Systems Inc. and relaunched as Cloudastructure. Also have worked with other great entrepreneurs on their startups, including Cheaterville/ViaView and Carbon Motors.

Spent much of 2015 as an adviser to Google X, specifically Google Life Sciences (now Verily). Direct report to Andy Grove for half a decade.

Was also at General Magic, Machina, Sensory, and various consulting jobs, including two tours of Baghdad with USAID.

Specialties: building teams using new technologies to bring new products/services to market.

 **Rick Bentley, Cloudastructure**

Articles & activity

892 followers

 **Video Surveillance and Access Controls Systems -...**

 **Rick Bentley**
Published on LinkedIn

Video Surveillance and Access Controls Systems. Have you factored the Hidden Costs of an Onsite Deployment? Going to install a Video Surveillance or Access Control system? You just need a Windows PC and some software, right? That's easy enough to cost out, how I ...see more

 Like    Comment    Share

See all articles

 **Tesla is one of the rare startups that takes on the incumbents and actual...**
Rick shared this
3 Reactions

 **pedals in the wrong seats, gotta get those kids a workout -- parents are...**
Rick commented

 **Promises also include bringing in someone to lead the next round,...**
Rick commented

See all activity

Experience



CEO
Cloudastructure, Inc.
Jan 2014 – Present · 5 yrs 10 mos

Cloudastructure connects Enterprise Devices to the Internet of Things. Already displacing large incumbents with our Video Surveillance and Access Control offerings, we are leveraging our onsite (behind the firewall) technology footprint to put all Physical Infrastructure into the Cloud. Keep tabs on us for our upcoming face recognition and other video analytics integrated with access control.

Advisor
Google Life Sciences
Jan 2015 – Oct 2015 · 10 mos
Mountain View

Advised on Parkinson's and other disease strategies to Google Life Sciences as it transitioned from Google X to an Alphabet company. Provided Business Development services, from first contact to negotiated terms, for two of the group's three most important projects.



monkey in the middle (ED et al)
Kinetics Foundation
Nov 2009 – Jun 2014 · 4 yrs 8 mos
Los Altos, CA

www.kineticsfoundation.org.

Direct report to Andy Grove.



Founder/CEO
Connexed Technologies Inc.
Jun 2003 – Jan 2014 · 10 yrs 8 mos
Palo Alto, CA

startup #2.

VP & CTO
Carbon Motors Corporation
Feb 2013 – Apr 2013 · 3 mos
San Jose

Show 5 more experiences ⌄

Education



UC Berkeley
Master's degree, Engineering
1991 – 1993

Time Domain Electromagnetic Imaging.



University of California, Berkeley
Bachelor of Arts (B.A.), Physics
1988 – 1991



University of California, Santa Cruz
Physics
1986 – 1988

Skills & Endorsements

Start-ups · 69

 Endorsed by **William Santana Li and 7 others who are highly skilled at this**

Entrepreneurship · 36

 Endorsed by **Ben Yu and 2 others who are highly skilled at this**

 Endorsed by **3 of Rick's colleagues at deCarta**

Leadership · 29

Brent Hamby and 28 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (4)　　Given (8)

 **Susan H.**
CTO & Consultant
July 27, 2006, Susan was a client of Rick's

Rick is amazing....Handled all aspects of our project with complete competence, increadible attention to detail and the ability to think outside the box!

Mark Roberts
Consultant, Strategist & Coach
March 10, 2006, Mark reported directly to Rick

Risk is a sound businesman, technically savvy, but most of all very energetic and enthusiastic. During my time working along with Rick, he was fun and open with ideas and information.

Show more ⌄

Interests

 **University of California, Berkeley**
628,499 followers

 **University of California, Santa Cruz**
126,434 followers

 **Engadget**
636,459 followers

 **Knightscope**
3,943 followers

 **Jason Calacanis** in
Entrepreneur, Angel Investor, Author
616,030 followers

 **Lucien Engelen** in
CEO Transform.Health / Fellow Center f...
837,486 followers

See all